FOR IMMEDIATE RELEASE

51job, Inc. Reports Second Quarter 2008 Financial Results

SHANGHAI, China, August 6, 2008 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter of 2008 ended June 30, 2008.

Second Quarter 2008 Financial Highlights:
● ● ● ● ●	Total revenues increased 4.2% over Q2 2007 to RMB218.7 million (US$31.9 million), impacted by the
Sichuan earthquake, change in the public holiday calendar and softening market demand for recruitment services
 Online revenues increased 17.0% over Q2 2007 to RMB83.3 million (US$12.1 million)
 Gross margin of 54.9% compared with 57.8% in Q2 2007
 Fully diluted earnings per common share were RMB0.34 (US$0.10 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.58 (US$0.17 per ADS), in line with the Company’s guidance range of RMB0.53 to RMB0.68

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Revenues for the second quarter were below expectations as we were impacted by the combination of the devastating Sichuan earthquake, the loss of the seasonal recruitment peak following the elimination of the May weeklong holiday and reduced demand for recruitment services. During the quarter, we began to see sluggish hiring by our corporate customers amid higher labor costs, challenging conditions for certain industries including exporters and slower economic growth in China. We expect recruitment activity in the third quarter will further moderate as we believe regulations instituted by the government for the Olympic Games will restrict normal business practices for companies in Beijing and indirectly affect businesses nationwide. In addition, we expect individuals will focus more on these once-in-a-lifetime Games in China and less on job searches during this period.”

“Despite this difficult market environment, we continue to view 2008 as a year of investment and will remain aggressive in executing our strategic initiatives of new product development and brand building. We manage our business for the long term and will not sacrifice future growth for short-term results. We strongly believe these investments will enable us to extend our market leadership position in China and position us for higher growth and profitability when economic conditions improve,” said Mr. Yan.

Second Quarter 2008 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2008 were RMB218.7 million (US$31.9 million), an increase of 4.2% from RMB209.9 million for the same quarter in 2007.

Print advertising revenues for the second quarter of 2008 decreased 12.7% to RMB93.9 million (US$13.7 million) compared with RMB107.6 million for the same quarter in 2007. The decrease was primarily the result of general business disruptions and reduced customer activity resulting from the Sichuan earthquake in May, the loss of the post-holiday seasonal peak following the government’s elimination of the weeklong May holiday this year, a decline in customer demand and lower average revenue per page. Print advertising prices charged in each city were generally unchanged year-over-year and average revenue per page in the second quarter of 2008 decreased 13.7% over the same quarter in 2007 due to higher revenue contribution from lower priced cities. The estimated number of print advertising pages generated in the second quarter of 2008 was 4,263 compared with 4,213 pages in the same quarter in 2007.

Online recruitment services revenues for the second quarter of 2008 were RMB83.3 million (US$12.1 million), representing a 17.0% growth from RMB71.2 million for the same quarter of the prior year. The increase was mainly attributable to the growth in the number of employers using the Company’s online services and higher average revenue per unique employer, which was partially offset by general business disruptions for many customers resulting from the Sichuan earthquake and reduced customer demand. Unique employers using the Company’s online recruitment services increased 11.8% to 64,813 in the second quarter of 2008 compared with 57,975 in the same quarter of the prior year.

Executive search revenues for the second quarter of 2008 decreased 32.5% to RMB3.2 million (US$0.5 million) from RMB4.7 million for the same quarter in 2007 due to fewer assignments and candidate placements. For the second quarter of 2008, other human resource related revenues increased 44.7% to RMB38.4 million (US$5.6 million) from RMB26.5 million in the second quarter of 2007 due principally to a greater number of customers using corporate training and human resource outsourcing services.

Gross profit for the second quarter of 2008 was RMB114.4 million (US$16.7 million) compared with RMB115.1 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, decreased to 54.9% in the second quarter of 2008 compared with 57.8% in the same quarter in 2007 due primarily to an increase in wages and labor costs.

Operating expenses for the second quarter of 2008 increased 16.8% to RMB84.1 million (US$12.3 million) from RMB72.0 million for the same quarter of 2007 due primarily to higher sales and marketing expenses. Operating expenses as a percentage of net revenues was 40.4% for the second quarter of 2008 compared with 36.2% for the second quarter of 2007. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 37.5% in the second quarter of 2008 compared with 33.3% in the second quarter of 2007.

Sales and marketing expenses for the second quarter of 2008 increased 23.6% to RMB52.2 million (US$7.6 million) from RMB42.2 million for the same quarter of the prior year due to higher labor costs resulting from staff additions and rising wage levels as well as greater advertising and promotion expenses.

General and administrative expenses for the second quarter of 2008 were RMB31.9 million (US$4.7 million) compared with RMB29.8 million in the second quarter of 2007 due primarily to higher office expenses, labor costs and share-based compensation expense, which were partially offset by lower professional services fees.

Income from operations for the second quarter of 2008 decreased 29.7% to RMB30.3 million (US$4.4 million) from RMB43.1 million for the same quarter of the prior year. The Company’s effective tax rate was 36.3% in the second quarter of 2008 compared with 31.2% in the second quarter of the prior year due primarily to the increase in the loss from foreign currency translation resulting from the appreciation of the Renminbi against the U.S. dollar. Loss from foreign currency translation is not deductible from taxable income under PRC tax law.

Net income for the second quarter of 2008 decreased 37.8% to RMB19.3 million (US$2.8 million) from RMB31.0 million for the same quarter in 2007. Fully diluted earnings per common share for the second quarter of 2008 were RMB0.34 (US$0.05) compared with RMB0.55 for the same quarter in 2007. Fully diluted earnings per ADS for the second quarter of 2008 were RMB0.68 (US$0.10) compared with RMB1.10 in the second quarter of 2007.

In the second quarter of 2008, the Company recognized total share-based compensation expense of RMB7.2 million (US$1.0 million) compared with RMB6.8 million in the second quarter of 2007. The Company also recognized a foreign currency translation loss of RMB6.6 million (US$1.0 million) in the second quarter of 2008 compared with a translation loss of RMB4.3 million in the second quarter of 2007 resulting from the appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted net income for the second quarter of 2008 decreased 21.5% to RMB33.1 million (US$4.8 million) from RMB42.1 million for the second quarter of 2007. Non-GAAP adjusted fully diluted earnings per common share were RMB0.58 (US$0.08) in the second quarter of 2008 compared with RMB0.74 in the second quarter of 2007. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2008 were RMB1.17 (US$0.17) compared with RMB1.49 in the second quarter of 2007.

Six Months 2008 Unaudited Financial Results

Total revenues for the six months ended June 30, 2008 were RMB455.2 million (US$66.4 million), an increase of 10.9% from RMB410.4 million in the comparable period in 2007. Income from operations for the six months ended June 30, 2008 decreased 18.9% to RMB68.8 million (US$10.0 million) from RMB84.9 million for the same period last year.

Net income for the first half of 2008 decreased 34.2% to RMB41.6 million (US$6.1 million) from RMB63.2 million for the same period in 2007. Fully diluted earnings per common share for the first half of 2008 was RMB0.73 (US$0.11) from RMB1.12 in the comparable period in 2007. Fully diluted earnings per ADS for the first half of 2008 were RMB1.47 (US$0.21) compared with RMB2.23 in the same period in 2007.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the six months ended June 30, 2008 decreased 14.9% to RMB71.9 million (US$10.5 million) from RMB84.4 million for the six months ended June 30, 2007. Non-GAAP adjusted fully diluted earnings per common share were RMB1.27 (US$0.19) in first half of 2008 compared with RMB1.49 in the same period in 2007. Non-GAAP adjusted fully diluted earnings per ADS in the first half of 2008 were RMB2.53 (US$0.37) compared with RMB2.98 in the same period in 2007.

As of June 30, 2008, the Company had cash and short-term investments totaling RMB1.041 billion (US$151.7 million) compared with RMB1.008 billion at December 31, 2007 and RMB1.023 billion at March 31, 2008.

Business Outlook

The Company expects that the Olympic Games in Beijing will negatively impact customer demand and recruitment behavior in China in the third quarter as government regulations restrict normal business practices for companies in Beijing and, to a lesser extent, businesses nationwide. In addition, the Company expects high public interest in the Olympic Games will reduce job searching activity by individuals during this period. For the third quarter of 2008, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB205 million to RMB215 million (US$29.9 million to US$31.3 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2008 is in the estimated range of RMB0.38 to RMB0.48 per common share (US$0.11 to US$0.14 per ADS). The Company expects aggregate share-based compensation expense in the third quarter of 2008 to be approximately RMB7 million to RMB8 million (US$1.0 million to US$1.2 million).

Other Company News

In July, the Company changed its newspaper contractor in Tianjin to Tianjin Education News. There was no interruption in the printing and distribution of 51job Weekly during the transition.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8591 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of June 30, 2008.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on August 6, 2008 (9:00 a.m. Shanghai / Hong Kong time zone on August 7, 2008) to discuss second quarter 2008 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-238-9007 (+1-719-457-2552 for international callers) and provide the passcode 3267347. An audio replay of the conference call will be available three hours after completion through August 13, 2008, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 3267347.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2008, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2008; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2008 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	June 30, 2007	June 30, 2008	June 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	107,569	93,946	13,696
Online recruitment services	71,203	83,287	12,143
Executive search	4,676	3,158	460
Other human resource related revenues	26,497	38,354	5,592
Total revenues	209,945	218,745	31,891
Less: Business and related tax	(10,775)	(10,476)	(1,527)
Net revenues	199,170	208,269	30,364
Cost of services (Note 2)	(84,076)	(93,867)	(13,685)
Gross profit	115,094	114,402	16,679
Operating expenses:
Sales and marketing (Note 3)	(42,232)	(52,208)	(7,611)
General and administrative (Note 4)	(29,804)	(31,927)	(4,655)
Total operating expenses	(72,036)	(84,135)	(12,266)
Income from operations	43,058	30,267	4,413
Loss from foreign currency translation	(4,270)	(6,564)	(957)
Interest and investment income	5,946	6,811	993
Other income (expense)	392	(220)	(32)
Income before provision for income tax	45,126	30,294	4,417
Income tax expense	(14,095)	(10,984)	(1,602)
Net income	31,031	19,310	2,815
Earnings per share:
Basic	0.55	0.34	0.05
Diluted	0.55	0.34	0.05
Earnings per ADS (Note 5):
Basic	1.10	0.68	0.10
Diluted	1.10	0.68	0.10
Weighted average number of common shares outstanding:
Basic	56,206,580	56,576,628	56,576,628
Diluted	56,613,893	56,747,286	56,747,286

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8591 on June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,168 and RMB1,153 (US$168) for the three months ended June 30, 2007 and 2008, respectively.

3.	Includes share-based compensation expense of RMB1,005 and RMB992 (US$145) for the three months ended June 30, 2007 and 2008, respectively.

4.	Includes share-based compensation expense of RMB4,648 and RMB5,053 (US$737) for the three months ended June 30, 2007 and 2008, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Six Months Ended
	June 30, 2007	June 30, 2008	June 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	221,126	216,372	31,545
Online recruitment services	132,788	161,717	23,577
Executive search	8,528	8,655	1,262
Other human resource related revenues	47,988	68,439	9,978
Total revenues	410,430	455,183	66,362
Less: Business and related tax	(21,878)	(22,816)	(3,326)
Net revenues	388,552	432,367	63,036
Cost of services (Note 2)	(168,926)	(193,163)	(28,162)
Gross profit	219,626	239,204	34,874
Operating expenses:
Sales and marketing (Note 3)	(76,008)	(107,599)	(15,687)
General and administrative (Note 4)	(58,719)	(62,766)	(9,151)
Total operating expenses	(134,727)	(170,365)	(24,838)
Income from operations	84,899	68,839	10,036
Loss from foreign currency translation	(7,037)	(16,836)	(2,455)
Interest and investment income	11,396	13,056	1,904
Other income (expense)	370	(49)	(7)
Income before provision for income tax	89,628	65,010	9,478
Income tax expense	(26,442)	(23,451)	(3,419)
Net income	63,186	41,559	6,059
Earnings per share:
Basic	1.12	0.73	0.11
Diluted	1.12	0.73	0.11
Earnings per ADS (Note 5):
Basic	2.25	1.47	0.21
Diluted	2.23	1.47	0.21
Weighted average number of common shares outstanding:
Basic	56,175,178	56,549,376	56,549,376
Diluted	56,583,148	56,724,423	56,724,423

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8591 on June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB2,352 and RMB2,162 (US$315) for the six months ended June 30, 2007 and 2008, respectively.

3.	Includes share-based compensation expense of RMB2,022 and RMB1,860 (US$271) for the six months ended June 30, 2007 and 2008, respectively.

4.	Includes share-based compensation expense of RMB9,835 and RMB9,475 (US$1,381) for the six months ended June 30, 2007 and 2008, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2007	June 30, 2008	June 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	45,126	30,294	4,417
Add back: Share-based compensation expense	6,821	7,198	1,050
Add back: Loss from foreign currency translation	4,270	6,564	957
Non-GAAP income before provision for income tax	56,217	44,056	6,424
Non-GAAP income tax expense	(14,100)	(10,992)	(1,603)
Non-GAAP adjusted net income	42,117	33,064	4,821
Non-GAAP adjusted earnings per share:
Basic	0.75	0.58	0.08
Diluted	0.74	0.58	0.08
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.50	1.17	0.17
Diluted	1.49	1.17	0.17
Weighted average number of common shares outstanding:
Basic	56,206,580	56,576,628	56,576,628
Diluted	56,613,893	56,747,286	56,747,286

	For the Six Months Ended
	June 30, 2007	June 30, 2008	June 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	89,628	65,010	9,478
Add back: Share-based compensation expense	14,209	13,497	1,967
Add back: Loss from foreign currency translation	7,037	16,836	2,455
Non-GAAP income before provision for income tax	110,874	95,343	13,900
Non-GAAP income tax expense	(26,449)	(23,464)	(3,421)
Non-GAAP adjusted net income	84,425	71,879	10,479
Non-GAAP adjusted earnings per share:
Basic	1.50	1.27	0.19
Diluted	1.49	1.27	0.19
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.01	2.54	0.37
Diluted	2.98	2.53	0.37
Weighted average number of common shares outstanding:
Basic	56,175,178	56,549,376	56,549,376
Diluted	56,583,148	56,724,423	56,724,423

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8591 on June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2007	2008	2008
(In thousands, except number of shares)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,007,520	865,046	126,116
Short-term investments	—	175,600	25,601
Accounts receivable (net of allowance of RMB3,879 and RMB3,823 as of December 31, 2007 and June 30, 2008, respectively)	29,706	29,444	4,293
Prepayments and other current assets	33,132	60,915	8,881
Deferred tax assets, current	4,930	4,087	596
Total current assets	1,075,288	1,135,092	165,487
Long-term investments	8,788	7,983	1,164
Property and equipment	205,984	206,354	30,085
Intangible assets	6,869	5,718	834
Other long-term assets	5,031	5,175	754
Deferred tax assets, non-current	1,206	1,160	169
Total assets	1,303,166	1,361,482	198,493
LIABILITIES
Current liabilities:
Accounts payable	9,804	13,846	2,019
Salary and employee related accrual	29,064	18,850	2,748
Taxes payable	33,498	21,762	3,173
Advance from customers	75,535	98,095	14,301
Other payables and accruals	28,214	24,141	3,520
Total current liabilities	176,115	176,694	25,761
Deferred tax liabilities, non-current	516	682	99
Total liabilities	176,631	177,376	25,860
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,519,471 and 56,641,283 shares issued and outstanding as of December 31, 2007 and June 30, 2008, respectively)	47	47	7
Additional paid-in capital	894,019	909,636	132,617
Statutory reserves	5,991	5,991	874
Other comprehensive gain	680	1,075	157
Retained earnings	225,798	267,357	38,978
Total shareholders’ equity	1,126,535	1,184,106	172,633
Total liabilities and shareholders’ equity	1,303,166	1,361,482	198,493

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8591 on June 30, 2008 in The City of New
York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.